Decarbonization Plus Acquisition Corporation IV

2744 Sand Hill Road, Suite 100

Menlo Park, CA 94025

June 29, 2021

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation IV Form S-1 filed March 15, 2021, Amendment No. 1 to Form S-1 filed April 7, 2021 File No. 333-254259

Ladies and Gentlemen:

Set forth below are the responses of Decarbonization Plus Acquisition Corporation IV (the “Company,” “we,” “us” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2021 with respect to the Company’s Registration Statement on Form S-1, File No. 333-254259, filed with the Commission on March 15, 2021, and Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-254259, filed with the Commission on April 7, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Amendment No. 1 to Form S-1 filed 4/7/2021

General

1.	Please add a new risk factor discussing the exclusive forum provision in Exhibit 4.4., Section 9.3 (Warrant Agreement).

RESPONSE: We have added a new risk factor discussing the exclusive forum provision in Exhibit 4.4, Section 9.3 (Warrant Agreement). See page 59 of Amendment No. 2.

*****

Securities and Exchange Commission

June 29, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne or Brenda K. Lenahan of Vinson & Elkins L.L.P. at (713) 758-4629 or (212) 237-0133.

Very truly yours,

Decarbonization Plus Acquisition Corporation IV

By:	/s/ Peter Haskopoulos .
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
Brenda K. Lenahan, Vinson & Elkins L.L.P.
Derek Dostal, Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP